SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                   FORM 8-A/A
                                (AMENDMENT NO. 2)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 SIX FLAGS, INC.
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               Delaware                                     13-3995059
-------------------------------------------------   ----------------------------
   (State of Incorporation or Organization)               (I.R.S. Employer
                                                          Identification no.)

 11501 Northeast Expressway, Oklahoma City, OK                  73131
-------------------------------------------------   ----------------------------
(Address of Principal Executive Offices)                      (Zip Code)


If this form relates to the                 If this form relates to the
registration of a class of                  registration of a class of
securities pursuant to Section 12(b)        securities pursuant to Section 12(g)
of the Exchange Act and is                  of the Exchange Act and is
effective upon filing pursuant to           effective upon filing pursuant to
General Instruction A.(c), please           General Instruction A.(d), please
check the following box. [X]                check the following box. [_]



     Securities Act registration statement file number to which this form relates: ______________ (if applicable)

        Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                   Name of Each Exchange on Which
        to be so Registered                   Each class is to be Registered
        -------------------                   ------------------------------

  Preferred Stock Purchase Rights             New York Stock Exchange, Inc.


     Securities to be registered pursuant to Section 12(g) of the Act: None

                                ----------------
                                (Title of Class)





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ITEM 1.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

           On September 14, 2004, Six Flags, Inc. (the "Company") amended its Amended and Restated Rights Agreement, dated as of January 12, 1998, as amended. The disclosure in the Company's Form 8-A/A filed with the Securities and Exchange Commission on May 24, 2004 with respect to the Preferred Stock Purchase Rights hereby is amended as follows:

           The Company (then known as Premier Parks Inc.) entered into a Rights Agreement, dated as of January 12, 1998, with the rights agent named therein (the "Original Rights Agreement"). The Original Rights Agreement was amended on March 23, 1998 pursuant to the execution of an Amended and Restated Rights Agreement (the "Amended and Restated Rights Agreement"). The Amended and Restated Rights Agreement was amended on May 18, 2004 pursuant to the execution of Amendment No. 1 to the Rights Agreement ("Amendment No. 1"). The Amended and Restated Rights Agreement, as amended by Amendment No. 1, was further amended on September 14, 2004 pursuant to the execution by the Company of a Second Amended and Restated Rights Agreement with The Bank of New York, as Rights Agent (the "Second Amended and Restated Rights Agreement"). The Second Amended and Restated Rights Agreement is referred to below as the Rights Agreement.

           The Board of Directors of the Company, on December 10, 1997, had declared a dividend of one Preferred Stock Purchase Right (a "Right") for each share of Common Stock, $0.05 par value per share (the "Common Stock"), of the Company outstanding as of the close of business on January 12, 1998, each such Right initially representing the right to purchase from the Company one one-hundredth (1/100) of a share of Series A Junior Preferred Stock ("Preferred Stock"), at a price of $250.00 per one one-hundredth (1/100) of a share (the "Exercise Price"), subject to certain adjustments.

           The Board of Directors of the Company, on February 4, 1998, determined to amend the Rights, effective March 23, 1998, to provide that each such Right will represent the right to purchase one one-thousandth of a share of Preferred Stock and authorized an Amended and Restated Certificate of Designations, Preferences and Rights. The description and terms of the Rights are set forth in the Rights Agreement.

           Initially the Rights will not be exercisable, certificates will not be sent to stockholders, and the Rights will automatically trade with the Common Stock.

           The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company (an "Acquiring Person") and (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to


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such time as any person or group of affiliated or associated persons becomes an
Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the Company's outstanding voting stock (even if no shares are actually purchased pursuant to such offer); prior thereto, the Rights would not be exercisable, would not be represented by a separate certificate, and would not be transferable apart from the Company's Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of January 12, 1998, by such Common Stock certificate together with a copy of the Summary of Rights (as defined in the Rights Agreement). An Acquiring Person does not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan or (D) any person or group whose ownership of 15% or more of the shares of voting stock of the Company then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% of the Company's voting stock unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause (i) or (ii)).

           Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after January 12, 1998 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of January 12, 1998, with or without a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

           The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on January 12, 2008 (the "Final Expiration Date"), unless earlier redeemed by the Company as described below.

           The Preferred Stock is non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of the Company's preferred stock. The Preferred Stock may not be issued except upon exercise of Rights. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share and 1000 times the cash dividends declared on the Company's Common Stock. In addition, the Preferred


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Stock is entitled to 1000 times any non-cash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of liquidation, the holders of Preferred Stock will be entitled to receive for each share, a liquidation payment in an amount equal to the greater of $250,000.00 or 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. The rights of Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

           The number of shares of Preferred Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock.

           Unless the Rights are earlier redeemed or the transaction is approved by the Board of Directors, in the event that, after the time that a Person becomes an Acquiring Person, the Company were to be acquired in a merger or other business combination (in which any shares of the Company's Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price. In addition, unless the Rights are earlier redeemed, if a person or group (with certain exceptions) becomes the beneficial owner of 15% or more of the Company's voting stock, the Rights Agreement provides that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the Company's Preferred Stock having a market value at the time of the transaction equal to two times the Exercise Price (such market value to be determined with reference to the market value of the Company's Common Stock as provided in the Rights Agreement). The Rights Agreement also grants the Board of Directors the option, after any person or group acquires beneficial ownership of 15% or more of the voting stock but before there has been a 50% acquisition, to exchange one share of common stock for each then valid right (which would exclude rights held by the Acquiring Person that have become void).

           Fractions of shares of Preferred Stock (other than fractions that are integral multiples of one one-thousandth (1/1000) of a share) may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one one-thousandth (1/1000) of a share.


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
           The Company may redeem the then outstanding Rights in whole, but not in part, at any time prior to the close of business on the earlier of (i) the time a person has become an Acquiring Person or (ii) the Final Expiration Date, at a price of $.01 per Right ("Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

           For as long as the Rights are then redeemable, the Company may, except with respect to the redemption price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

           Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

           The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $.01 per Right at any time until a person or group has obtained beneficial ownership of 15% or more of the voting stock.

           The Rights Agreement specifying the terms of the Rights, which includes as Exhibit B the form of Right Certificate and as Exhibit C the form of Certificate of Designations of the Company setting forth the terms of the Preferred Stock are attached hereto as exhibits and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.



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
ITEM 2.    EXHIBITS

 Exhibit No.                             Description
 -----------                             -----------

     4.3 Second Amended and Restated Rights Agreement, by and between, Six Flags, Inc. and The Bank of New York, dated as of September 14, 2004.








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
                                    SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:    September 14, 2004

                                       SIX FLAGS, INC.


                                       By:  /s/ James M. Coughlin
                                            ------------------------------------
                                            James M. Coughlin
                                            Vice President, General Counsel and
                                            Assistant Secretary






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